  Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

                                                                                                               October 27, 2020

VIA EDGAR CORRESPONDENCE

Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	North Square Investments Trust
- North Square Altrinsic International Equity Fund
- North Square McKee Bond Fund
Post-Effective Amendment No. 10
File Nos. 333-226989 and 811-23373

Dear Mr. Sutcliffe:

We are responding on behalf of North Square Investments Trust (the “Registrant”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on July 28, 2020, on Form N-1A for North Square Altrinsic International Equity Fund and North Square McKee Bond Fund (each a “Fund”), each a series of the Registrant (the “Registration Statement”).  The comments were provided orally to me and Jessica Cohn by telephone on September 16, 2020.  The Staff’s comments and Registrant’s responses thereto are discussed below, followed by select pages of the Registration Statement showing changes made to the disclosure in response to the Staff’s comments.

As discussed, Staff comments made with respect to one Fund that are applicable to the other Fund will be addressed for both Funds.

General

Comment 1:	Please confirm supplementally that all bracketed or open information will be completed prior to filing the post-effective amendment.

Response:
Registrant confirms that all bracketed or open information will be completed prior to filing the post-effective amendment on Form N-1A to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Prospectus

Summary Information

Comment 2:	The Staff requests to see the completed Annual Fund Operating Expenses table for each Fund prior to efficacy.

Response:	The attached marked pages of the Registration Statement include the completed Annual Fund Operating Expenses table for each Fund.

Comment 3:
Please provide the termination date of the fee waiver and/or reimbursement agreement in footnote 2 to each Fund’s Annual Fund Operating Expenses table. Please ensure that the Examples assume that any fee waiver and/or expense reimbursement remains in effect for the first two years.

Response:	The Prospectus has been revised in response to this comment. Registrant confirms that the Examples assume that the fee waiver and/or expense reimbursement remains in effect for the first two years.

Comment 4:
The North Square Altrinsic International Equity Fund includes the term “international” in its name. Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g., “Under normal market conditions, the Fund will invest at least 40% of its net assets, unless market conditions are deemed not favorable in which case the Fund would invest at least 30% of its assets, in securities of companies organized or located in multiple countries outside the United States or in companies doing a substantial amount of business in multiple countries outside the United States.”). See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001), in particular footnote 24.

The Staff notes that to determine if a company is “tied economically” to a country, a fund may treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the United States as tied economically to countries outside the United States if the fund demonstrates that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in countries outside the United States or the company has at least 50% of its assets outside the United States.

Response:
The Prospectus has been revised in response to this comment. Registrant notes that, pursuant to the Rule 35d-1 adopting release, the terms "international" and "global" connote diversification among investments in a number of different countries throughout the world, and "international" and "global" funds are not subject to Rule 35d-1. See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001), footnote 42.

Comment 5:
Please revise the North Square Altrinsic International Equity Fund’s “Principal Investment Strategies” section in accordance with the Plain English requirements, including to avoid overly technical language and industry jargon, particularly the third sentence of the second paragraph within the section.

Response:	Registrant has revised the Prospectus in an attempt to make the disclosure of the relatively complex investment strategy clearer.

Comment 6:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed.  The disclosure should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter and provide the clear purpose for each derivative, such as hedging or speculation.

Response:	Registrant confirms that the Funds do not intend to utilize derivatives to any significant degree. Registrant believes that the disclosure is consistent with the guidance provided in the ICI Letter.

Comment 7:	Disclose the North Square Altrinsic International Equity Fund’s method for determining how a country is determined to be an emerging market country.

Response:	The Prospectus has been revised in response to this comment.

Comment 8:	Please provide the benchmark as early as possible in the North Square McKee Bond Fund’s summary section.

Response:	The Prospectus has been revised in response to this comment.

Comment 9:
Please revise the North Square McKee Bond Fund’s “Principal Investment Strategies” section in accordance with the Plain English requirements, including to avoid overly technical language and industry jargon, particularly (i) the third and fourth sentences of the first paragraph and (ii) the third sentence of the second paragraph within the section. Please also clarify the discussion of investments in high quality securities which offer high yields.

Response:	Registrant has revised the Prospectus in an attempt to make the disclosure of the relatively complex investment strategy clearer.

Comment 10:
Please explain why the North Square McKee Bond Fund focuses on investments in callable securities. In addition, please explain what the Fund means by “structured U.S. Government Agency securities” and provide an example.

Response:	The Prospectus has been revised in response to this comment to clarify the types of securities in which the Fund intends to invest.

Comment 11:	If, at any point, any of the North Square McKee Bond Fund’s investments are related to collateralized loan obligations, please provide the tranches in which the Fund will be invested.

Response:	The Prospectus has been revised in response to this comment.

Comment 12:
Please define “fixed/floating rate range accruals,” “callable agencies”, “step-ups”, and “non-inversion notes” in the North Square McKee Bond Fund’s “Principal Investment Strategies” section. Please also provide specificity as to what “other, similar government or federally insured structures” is discussing.

Response:	The Prospectus has been revised in response to this comment to clarify the types of securities in which the Fund intends to invest.

Comment 13:	Please explain the concept of duration and include a brief example in the Prospectus.

Response:	The Prospectus has been revised in response to this comment.

Comment 14:
Please confirm whether there is a maturity strategy for the North Square McKee Bond Fund and whether the Fund will invest significantly in foreign securities. If so, please provide appropriate strategy and risk disclosure.

Response:
Registrant confirms that portfolio holdings will have a maximum maturity or expected average life of 10 years or less, and that the Fund does not intend to invest significant in foreign securities. The Prospectus has been revised in response to this comment.

More About the Funds’ Investment Objectives, Investment Strategies and Risks

Comment 15:
If a Fund can take a temporary defensive position inconsistent with its principal investment strategies, please disclose that fact and the effect of taking such a temporary defensive position as required by Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:	The Prospectus has been revised in response to this comment.

Comment 16:
The Staff notes that the risks disclosed pursuant to Item 9(c) of Form N-1A appear to be in alphabetical order. Please order the risks to prioritize the risks that are most likely to affect adversely the Fund’s net asset value, yield or total return. The Staff notes that after the most significant risks to the Fund are listed, the remaining risks may be alphabetized.

Response:	The Prospectus has been revised in response to this comment.

Comment 17:	Please clarify whether either Fund has a policy to concentrate in securities of issuers in a particular industry or group of industries under Instruction 4 to Item 9(b)(1) of Form N-1A.

Response:	Neither Fund has a policy to concentrate in securities of issuers in a particular industry or group of industries. The Prospectus has been revised accordingly.

Management of the Funds

Comment 18:
Please represent supplementally that each Fund has the records necessary to support the calculation of the performance of the respective Fund’s similarly managed accounts as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response:
Registrant represents that each Fund has the records necessary to support the calculation of the performance of the respective Fund’s similarly managed accounts as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Comment 19:	Please explain whether the fee assumptions assume the highest fees charged for the period discussed. If not, please explain how such a presentation would not mislead investors.

Response:	Registrant confirms that the fee assumptions assume the highest fees charged for the period discussed. The Prospectus has been revised accordingly.

*          *          *

As you are aware, Registrant filed a delaying amendment on October 9, 2020 and has requested that the Post-Effective Amendment to the Registration Statement with respect to these two new Funds becomes effective on November 2, 2020.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Robert M. Kurucza
    Robert M. Kurucza

cc: Alan E. Molotsky, Esq.